================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _______________

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 2000.

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the transition period from    to


                        Commission File Number 001-13927

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                       CSK AUTO, INC. RETIREMENT PROGRAM

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              CSK AUTO CORPORATION
                      645 EAST MISSOURI AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85012

                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE CSK AUTO, INC. RETIREMENT PROGRAM AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 15, 2001.

(b) EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS EXHIBIT A TO THIS REPORT.

================================================================================

CSK  Auto, Inc. Retirement Program
Index to Financial Statements and Schedules

                                                                     Page
                                                                     ----

REPORT OF INDEPENDENT ACCOUNTANTS...................................   1


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits
         at December 31, 2000 and 1999..............................   2

    Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2000.......................   3

    Notes to Financial Statements................................... 4-9

SUPPLEMENTAL SCHEDULE:*

  Schedule of Assets Held at End of Year............................  10


* Supplemental schedules other than the above are omitted because they are not applicable.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM

                                             /s/ Don W. Watson
                                                 Don W. Watson
                                                 Chief Financial Officer
DATED: June 27, 2001

                       Report of Independent Accountants



To the Participants and the Retirement Committee of CSK Auto, Inc. Retirement Program


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona
June 15, 2001

CSK Auto, Inc. Retirement Program
Statements of Net Assets Available for Benefits
At December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                  2000              1999
Assets:                                       ------------     ------------
   Investments, at fair value                 $ 63,131,877     $ 50,591,816
   Contributions Receivable:
    Participants                                   180,211          125,980
    Employer                                        50,070           54,521
                                              ------------     ------------
       Net assets available for benefits      $ 63,362,158     $ 50,772,317
                                              ============     ============

  The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000
-------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income (loss):
     Net depreciation in fair value of investments            $  (9,122,565)
     Interest and dividends                                       7,353,399
                                                              -------------
        Total investment income (loss)                           (1,769,166)

Contributions:
   Participant contributions                                      4,981,450
   Employer contributions                                         1,272,450
                                                              -------------
        Total contributions                                       6,253,900

Total additions                                                   4,484,734

Deductions from net assets attributed to:
   Benefits paid to particpants                                   6,523,312
   Administrative expenses                                           14,733
                                                              -------------
        Total deductions                                          6,538,045
                                                              -------------
Transfer:
   Transfer from Paccar Automotive, Inc.
   Savings Plus Plan ( See Note 7)                               14,643,152
                                                              -------------

Net increase in net assets available for benefits                12,589,841

Net assets available for benefits:
   Beginning of year                                             50,772,317
                                                              -------------
   End of year                                                $  63,362,158
                                                              =============

  The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
-------------------------------------------------------------------------------

1. Plan Description:

     The following is only a general description of the CSK Auto, Inc. Retirement Plan (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     On July 1, 1987, Northern Automotive Corporation, now known as CSK Auto, Inc. (the "Company" or "Plan Sponsor"), established the Plan for all employees of the Company who have met certain eligibility requirements.
     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code. On October 1, 1997, the Plan's name was changed from the Northern Automotive Corporation Retirement Program to the CSK Auto, Inc. Retirement Program.

     The Plan has engaged American Century Services Corporation (the "Custodian") to provide recordkeeping, custodial services and administrative services to the Plan. As of December 31, 2000, thirteen different fund choices are made available to Plan participants and all assets within the Plan are held in trust with UMB Bank, N.A. (the "Trustee"). Effective May 1, 1999, the Company's Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Plan Sponsor. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Plan Sponsor. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian.

     Plan assets are invested as directed by the participants. A description of the various fund choices as of December 31, 2000 follows:

       Columbia Growth Fund
       Represents investments made in the Columbia Growth Fund, which is described by the fund as a diversified portfolio of domestic and international common stocks that are believed to offer above-average earnings and growth.

       Dodge & Cox Balanced Fund
       Represents investments made in the Dodge & Cox Balanced Fund, which is described by the fund as a diversified portfolio of stocks, fixed income and short term investments.

       Benham GNMA Fund
       Represents investments made in the Benham GNMA Fund, which is described by the fund as a portfolio of mortgage-backed Securities issued by the Governmental National Mortgage Association (GNMA).

       American Century Ultra Fund
       Represents investments made in the American Century Ultra Fund, which is described by the fund as a diversified portfolio of stocks of companies with accelerating earnings and revenue.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------

1.  Plan Description (Continued):

       Benham Premium Capital Reserve Fund
       Represents investments made in the Benham Premium Capital Reserve Fund, which is described by the fund as a portfolio of U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

       American Century Value Fund
       Represents investments made in the American Century Value Fund, which is described by the fund as a portfolio that seeks long term capital growth by investing in the stocks of medium to large-sized companies that meet certain objectives established by the fund.

       Twentieth Century International Growth Fund
       Represents investments made in the Twentieth Century International Growth Fund, which is described by the fund as a portfolio of common stocks of foreign companies.

       CSK Auto Stock Fund
       Represents investments made in the common stock of CSK Auto Corporation, the parent company of the Plan Sponsor.

       American Century Strategic Conservative Fund
       Represents investments made in the American Century Strategic Conservative Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek regular income through an emphasis on bonds and money market securities.

       American Century Strategic Moderate Fund
       Represents investments made in the American Century Strategic Moderate Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with some regular income, through an emphasis in equity securities, but maintains a sizable stake in bonds and money market securities.

       American Century Strategic Aggressive Fund
       Represents investments made in the American Century Strategic Aggressive Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with a small amount of income, through an emphasis on investments in equity securities, but maintains a portion of its assets in bonds and money market securities.

       Franklin Small Cap Growth Fund I - Class A
       Represents investments made in the Franklin Small Cap Growth Fund I - Class A, which is described by the fund as a portfolio of equity securities of companies which have market capitalizations exceeding $1.5 billion or the highest market cap value in the Russell 2000 index; whichever is greater, at the time of investment, and seeks long-term capital growth.

       Neuberger Berman Genesis Fund
       Represents investments made in the Neuberger Berman Genesis Fund, which is described by the fund as a portfolio of common stocks of small-capitalization companies; seeking undervalued companies whose current product lines and balance sheets are strong.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------

1. Plan Description (Continued):

     Eligibility
     Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; and (3) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. The Plan was amended on April 14, 2000, to require the completion of 1,000 hours of service, in one year, to satisfy the "year of service" requirement. The Plan adopted automatic enrollment for all new employees whose employment began on or after June 1, 2000 but before August 2, 2000, and who will have fulfilled all of the criteria for eligibility. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition.

     Contributions
     Participants can contribute up to 15% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. The Company matches 40% of the participant's contribution for participants with one to five years of service, 50% of the participant's contribution for participants with five to ten years of service and 60% of the participant's contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the Internal Revenue Code.

     Vesting
     Participants in the Plan are always fully vested in their own contributions as well as the Company's matching 401(k) contributions.

     Administration
     The Plan is sponsored by the Company and administered by the Retirement Committee, composed of 5 employees of the Company, who are appointed by the Board of Directors.

     Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

     Distributions
     Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------

1. Plan Description (Continued):

     Loans to Participants
     The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the plan document and the Internal Revenue Code. Participant loans at December 31, 2000 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. At December 31, 2000, participant loans carried interest rates ranging from 9.75% to 11%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions.

     Amendment and Termination of the Plan
     The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2. Significant Accounting Policies:

     Method of Presentation
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2000 and 1999 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2000. Actual results could differ from those estimates.

     Concentration of Credit Risk
     Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

     Investment Valuation
     The Plan's investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by American Century Services Corporation at December 31, 2000 and 1999 based on quoted market prices.

     Net Appreciation (Depreciation) in Fair Value
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------

3. Investments

     The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999.

                                                         2000           1999
                                                    ------------    ------------
     Columbia Growth Fund                           $ 17,917,899    $ 14,923,719
     Dodge & Cox Balanced Fund                        12,597,038       8,625,128
     Benham GNMA Fund                                  5,886,625       4,353,986
     American Century Ultra Fund                      10,156,121      10,976,904
     Benham Premium Cap Reserve Fund                   5,101,603       3,436,861
     American Century Value Fund                       3,308,746       2,520,571
     Twentieth Century International Growth Fund       3,982,131       3,449,560

     Each of the above funds is a mutual fund

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,122,565 as follows:


                                                                      2000
                                                                 ------------

     Mutual funds                                                $ (8,551,913)
     CSK Auto Stock Fund                                             (570,652)
                                                                 ------------
                                                                 $ (9,122,565)
                                                                 ============

4. Excess Employee Deferrals:

     The Plan failed to meet non-discrimination tests, in accordance with IRS regulations, and it was determined certain participants would be refunded a portion of their contributions. These amounts are $276,513 and $162,622 at December 31, 2000 and 1999, respectively.

5. Tax Status of the Plan:

     The Plan received its latest determination letter on November 1, 1995 in which the Internal Revenue Service stated the Plan, as then designed, is in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code.

6. Parties in Interest

     Certain investments of the Plan are shares of funds managed by American Century Services Corporation (the "Custodian") which provides recordkeeping, custodial services and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Company, the Plan Sponsor. These transactions are considered exempt party-in-interest transactions.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------

7. Transfer of PACCAR Plan

     On October 1, 1999, the Company acquired Paccar Automotive, Inc. and, in connection with the acquisition, assumed responsibility for the Paccar Automotive, Inc. Savings Plus Plan (the "Paccar Plan"). Concurrent with the acquisition, the decision was made to terminate the Paccar Plan. On April 20, 2000, all assets of the Paccar Plan were transferred to the Plan.

8. Reconciliation to Form 5500:

     Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

                                                                  December 31,     December 31,
                                                                      2000              1999
                                                                  ------------     ------------
     Net assets available for benefits as shown in the
       accompanying financial statements                          $ 63,362,158     $ 50,772,317

     Less: Excess employee deferrals at year end                      (276,513)        (162,622)
                                                                  ------------     ------------

     Net assets available for benefits as shown in the
       Form 5500                                                  $ 63,085,645     $ 50,609,695
                                                                  ============     ============

     The following is a reconciliation of benefits paid to participants between the financial statements and the Form 5500:

                                                                For the year
                                                               ended December
                                                                  31, 2000
                                                                ------------
     Benefits paid to participants as shown in the
       accompanying financial statements                        $  6,523,312

     Less: Excess employee deferrals at December 31, 1999           (162,622)

     Add: Excess employee deferrals December 31, 2000                276,513
                                                                ------------
     Benefits paid to participants as shown in the Form 5500    $  6,637,203
                                                                ============

                             SUPPLEMENTAL SCHEDULE

                                  ----------

                       CSK AUTO, INC. RETIREMENT PROGRAM
                    SCHEDULE OF ASSETS HELD AT END OF YEAR
                            as of December 31, 2000


-------------------------------------------------------------------------------------------------------------------------
         (b) Identity of Issuer,     (c) Description of Investment, Including
           Borrower, Lessor or            Maturity Date, Collateral, Par                                    (e) Current
 (a)          Similar Party                    Or Maturity Value                       (d) Cost ***             Value
-------------------------------------------------------------------------------------------------------------------------
         Columbia Trust Company      Columbia Growth Fund                                 $     -          $   17,917,899
         Dodge & Cox                 Dodge & Cox Balanced Fund                                  -              12,597,038
  *      American Century            Benham GNMA Fund                                           -               5,886,625
  *      American Century            American Century Ultra Fund                                -              10,156,121
  *      American Century            Benham Premium Capital Reserve Fund                        -               5,101,603
  *      American Century            American Century Value Fund                                -               3,308,746
  *      American Century            Twentieth Century International Growth Fund                -               3,982,131
  *      American Century            Strategic Allocations - Conservative                       -                  45,719
  *      American Century            Strategic Allocations - Moderate                           -                 590,261
  *      American Century            Strategic Allocations - Aggressive                         -                  45,600
         Franklin Templeton          Franklin Small Cap Growth Fund I - Class A                 -                 329,797
         Neuberger Berman            Neuberger Berman Genesis Fund Trust Class A                -                 242,104
  **     American Century            CSK Auto Stock Fund                                        -                 570,075
         Participant Loans           Various rates of interest ranging from 9.75%               -
                                     to 11%, maturing between 6 months and 5 years
                                     and collateralized
                                     by the participant's account balance                       -               2,358,158
                                                                                          -------          --------------
                                                                                          $     -          $   63,131,877
                                                                                          =======          ==============

* A Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

** Investment qualifies as a party-in-interest for the Plan.

*** All investments are participant directed, therefore, disclosure of cost is not required.

See Report of Independent Accounts.

                                                                       Exhibit A



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86069) of CSK Auto Corporation of our report dated June 8, 2001 relating to the financial statements of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Phoenix, AZ
June 27, 2001